February 25, 2011 VIA EDGAR Mark P. Shuman Legal Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Philip J. Niehoff
Direct Tel +1 312 701 7843
Direct Fax +1 312 706 8180
pniehoff@mayerbrown.com

Re:	OCZ Technology Group, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171914

Dear Mr. Shuman

This letter responds to the Staff’s comment letter dated February 24, 2011 addressed to Ryan M. Petersen, President and Chief Executive Officer of OCZ Technology Group, Inc. (the “Company”) regarding the above-referenced filing.  Set forth below is the responses of the Company to the Staff’s comment.  The Company is filing currently with this letter Amendment No. 1 to the above referenced registration statement.

Cover Page

1.
It appears that other registered shelf distributions of your securities are currently being conducted.  We refer to Forms S-1, file numbers 333-166990 and 333-171109 in this regard.  Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate.  Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

A paragraph containing the requested disclosure has been added to the cover page of the prospectus.

Incorporation of Certain Information by Reference, page 19

2.
It appears that you have incorporated certain information by reference as permitted by Item 12 of Form S-1.  However, we note that you have not incorporated all of the reports filed pursuant to Section 13(a) of the Exchange Act since February 28, 2010.  Please revise the filing to incorporate by reference the Forms 8-K filed on April 13, 2010, May 27, 2010, June 3, 2010, June 29, 2010, and January 10, 2011; or advise us why you believe that incorporation of these filings is not necessary.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

The incorporation by reference section of the prospectus has been updated to include all Current Reports on Form 8-K that have been filed with the SEC by the Company Since February 28, 2010.  The January 10, 2011 Current Report on Form 8-K was furnished with the SEC and is not required to be incorporated by reference in the prospectus.

Exhibits

3.
Please tell us why you have not filed the warrant agreement or other documents relating to the placements of your warrants as exhibits to your registration statement.  See paragraph (b)(4) and (b)(10)(ii)(A) of Item 601 of Regulation S-K.

The warrant agreements have been filed as Exhibits 10.36 through 10.39 to the registration statement.

*     *     *

The Company will provide the requested representations at the time that it requests that the effective date of the Registration Statement be accelerated.

If you have any questions regarding the foregoing, fee free to contact the undersigned at (312) 701-7843.

Sincerely, /s/ Philip J. Niehoff Philip J. Niehoff

Cc:	Jan Woo, Securities and Exchange Commission
Ryan M. Petersen, OCZ Technology Group, Inc.
Arthur Knapp, OCZ Technology Group, Inc.